CHANGE OF AUDITOR NOTICE
National Instrument 51-102 – Continuous Disclosure Obligations

TO:	Smythe Ratcliffe LLP, Chartered Accountants
KPMG LLP, Chartered Accountants

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority, Saskatchewan
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
TSX Venture Exchange

Hemisphere Energy Corporation (the "Company") hereby gives notice that, in accordance with National Instrument 51-102 — Continuous Disclosure Obligations ("NI 51-102") Smythe Ratcliffe LLP, Chartered Accountants (the "Former Auditor"), has resigned effective September 15, 2015 at the request of the Company. Effective September 15, 2015, the Company’s Board of Directors, upon recommendation by the Company’s Audit Committee, appointed KPMG LLP, Chartered Accountants (the "Successor Auditor") as successor auditor to fill the vacancy in the position of auditor of the Company until the next annual general meeting of shareholders.

The resignation of the Former Auditor and the appointment of the Successor Auditor have been considered and approved by the Company’s Audit Committee and Board of Directors. The Company’s Audit Committee and Board of Directors have reviewed the documents relating to the change of auditor.

The Former Auditor has not expressed any reservations or a modified opinion in its audit reports for the Company’s two most recent fiscal years and any subsequent period. There are no reportable events between the Company and the Former Auditor, and there have been no qualified opinions or denials of opinion of the Former Auditor.

Dated at Vancouver, British Columbia, this 15th day of September, 2015.

Hemisphere Energy Corporation

(signed) "Dorlyn R. Evancic"
Dorlyn R. Evancic
Chief Financial Officer